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                                                              EXHIBIT 2.4


                                    AGREEMENT FOR
                            SALE AND PURCHASE OF PROPERTY


THIS Agreement for Sale and Purchase of Property ("Agreement") is between, FLORIDA GAMING CENTERS, INC. and CITY NATIONAL BANK OF FLORIDA, Trustee ("Seller"); and MONROE'S PRESTIGE GROUP, INC. and/or assigns, ("Buyer"); Staack and Klemm, P.A. ("Escrow Agent").

                                    WITNESSETH:

1. AGREEMENT TO SELL AND CONVEY. Seller and Trustee hereby agree to sell and convey to Buyer and Buyer hereby agrees to purchase from Seller and Trustee subject to the terms and conditions hereinafter set forth, all that certain parcel of land consisting of approximately 39.5 acres located in Tampa, Florida being more particularly described on Exhibit "A" attached hereto and incorporated herein, together with the following:

      a. All and singular the rights pertaining thereto, including any right title and interest of Seller in and to adjacent streets, roads, alleys, and right of way; and

      b. Such other assignable rights, interests and properties as may be specified in this Agreement, except that Seller shall retain the Pari-Mutuel License, liquor licenses, and all other licenses related to the operation of Sellers present business.


The land described on Exhibit "A" and the rights, interest, and other rights described above, are collectively called the "Property". At Buyer's option, title shall be conveyed by use of the metes and bounds description to be obtained as a result of the survey required under Section 4.b below.


2. PURCHASE PRICE. The purchase price ("Purchase Price") to be paid for the Property shall be Eight Million Three Hundred Thousand Dollars ($8,300,000). The Purchase Price shall be paid by Buyer to Seller as follows:

       (a) First Deposit. $100,000 Dollars earnest money deposit to be delivered within five (5) days of the Effective Date. All earnest monies deposited hereunder, together with all interest accrued thereon, shall be collectively referred to as the "First Deposit". Buyer shall have Ninety (90) calendar days from the Effective Date to conduct its initial inspection (hereinafter collectively referred to as the "Inspection Period") of the Property as further described in Sections 7.a and 21.

       (b) Second Deposit. $100,000 Dollars earnest money to be delivered on the 91st day to and held by Escrow Agent, provided that Buyer elects to go to Closing before or at the end of the Inspection Period pursuant to Paragraph 23 of the Agreement. All monies to be deposited hereunder, together with all interest accrued thereon shall be collectively referred to as the "Second Deposit". If Buyer elects to go to Closing pursuant to Paragraph 23 and subsequently does not close this transaction for any reason whatsoever, other than default by Seller, then in that event, Escrow Agent shall deliver immediately to the Seller the Second Deposit of $100,000 and in the event of an extension a payment of $100,000 pursuant to Paragraph 5.

       (c) Balance of Purchase Price. $8,050,000 Dollars representing the balance of the Purchase Price, subject to adjustments for pro-rations, extension payments, and Closing costs as specified herein,

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           shall be paid in immediately wired funds, payable to the order of Seller, or as Seller shall otherwise designate in writing prior to Closing.

All funds held in escrow shall be placed in an interest-bearing account, as directed by Buyer, with interest accruing to the benefit of Buyer and applied towards the Purchase Price at Closing, unless Buyer is in default hereunder, in which event the Deposits plus interest shall be forfeited to Seller. If Buyer elects to proceed to Closing pursuant to Paragraph 23, the First Deposit shall be non-refundable and shall be paid to Seller on the 91st day from the Effective Date and applied to the Purchase Price, if the Closing occurs.

3. THIRD PARTY FINANCING. This Agreement is subject to Buyer being able to obtain financing.

4. TITLE. Seller has the legal capacity to and shall cause to be delivered to Buyer, a Trustees Deed conveying title to the Property, provided there exists at Closing no violation of any restrictions of the Property and none of them prevents Buyer's intended use of the Property.

      a. Evidence of Title. Seller shall, at Buyer's expense and within ten (10) days prior to the Closing deliver to Buyer a title insurance commitment by a Florida licensed title insurer and, upon Buyer recording the deed, Buyer shall obtain an ALTA owner's policy in the amount of the purchase price for fee simple title subject only to exceptions stated in the Seller's Owners Policy of Title Insurance No. 10513210600000016, from TICOR TITLE INSURANCE delivered to Buyer identified as Exhibit "A", and being a part of this Agreement. Buyer shall, within five (5) calendar days from receipt of the up-dated abstract or seven (7) calendar days from receipt of the commitment, to deliver written notice to Seller of title defects. Title shall be deemed acceptable to Buyer if (1) Buyer fails to deliver proper notice to Seller of title defects; or (2) Buyer delivers proper notice and Seller cures the defects within thirty (30) calendar days from receipt of the notice ("Curative Period"). If the defects are cured within the Curative Period, Closing shall occur within ten (10) calendar days from receipt by Buyer of notice of such curing. Seller may elect not to cure defects.

           If the defects are not cured within the Curative Period, Buyer shall have ten (10) days from receipt of notice of Seller's decision not to cure the defects to elect whether to terminate this Agreement or accept title subject to existing defects and close the transaction.

      b. Survey. Seller shall, upon or within a reasonable time after execution of this Agreement, deliver to Buyer copies of surveys, plans, specifications, and engineering documents, if any, prepared for Seller or in Seller's possession. The Buyer may, at Buyer's option and expense, obtain a current certified survey of the Property from a registered surveyor. If the survey reveals encroachments on the Property or if there are encroachments on the lands of another, such encroachments shall constitute a title defect to be cured within the Curative Period.

5. CLOSING DATE AND PROCEDURE. This transaction shall be closed in Hillsborough County, Florida on or before the date Buyer obtains all applicable building permits for Buyers intended use of the property, however in any event no later than One Hundred Eighty (180) calendar days from the Effective Date, unless otherwise extended herein. Seller shall designate the closing agent. Buyer and Seller shall within sixty
     (60) days from Effective Date, deliver to Escrow Agent signed instructions which provide for closing procedures. If an institutional lender is providing purchase funds, lender requirements as to place, time of day, and closing procedures shall control over any contrary provisions in this Agreement. In the event that Buyer has exercised due diligence and has elected to proceed to Closing pursuant to Paragraph 23 but is unable to close during aforementioned period, Buyer shall be entitled to one thirty (30) calendar day extension by paying to Seller an additional $100,000 which sum shall be non-refundable, but applicable to the purchase price.

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      a.   Costs.  Buyer shall pay any recording fees on notes, mortgages and financing statements and recording fees for the deed. Buyer shall pay taxes on the deed and recording fees for documents needed to cure title defects. If Seller is obligated to discharge any recorded encumbrances at Closing and fails to do so, Buyer may withhold from the purchase price an amount equal to the recorded encumbrance and satisfy same prior to Closing.

      b. Taxes, Assessments, and Prorations. The following items shall be made current and prorated as of the Closing Date: real estate taxes, bond and assessment payments assumed by Buyer. If the amount of taxes and assessments for the current year cannot be ascertained, rates for the previous year shall be used with due allowance being made for improvements and exemptions. Seller is not aware of any assessments affecting or potentially affecting the Property. Buyer shall be responsible for all assessments of any kind which become due and owing on of after Effective Date, unless the improvement is substantially completed as of the Closing Date, in which case Seller shall be obligated to pay the entire assessment.

6. ESCROW. Buyer and Seller authorize Staack and Klemm, P.A. ("Escrow Agent"), Telephone: (813) 441-2635, Facsimile: (813) 461-4836. Address:
     121 N. Osceola Ave, Clearwater, FL   34615 to act as "Escrow Agent" to
     receive funds and other items and subject to clearance, disburse them in accordance with the terms of this Agreement. Escrow Agent will deposit all funds received in an interest bearing escrow account with interest accruing to Buyer. If Escrow Agent receives conflicting demands or has a good faith doubt as to Escrow Agent's duties or liabilities under this Agreement, he/she may (a) hold the subject matter of the escrow until the parties mutually agree to its disbursement or until the issuance of a court order or decision of an arbitrator determining the parties' rights regarding the escrow; or (b) deposit the subject matter of the escrow with the clerk of the circuit court having jurisdiction over the dispute. Upon notifying the parties of such action, Escrow Agent shall be released from all liability except for the duty to account for items previously required by Chapter 475 , Florida Statutes. In any suit or arbitration in which Escrow Agent is made a party because of acting as agent hereunder or inter-pleads the subject matter of the escrow, Escrow Agent shall recover reasonable attorney's fees and costs, which such fees and costs are to be paid from the escrowed funds or equivalent and charged and awarded as court or other costs in favor of the prevailing party.

7. PROPERTY CONDITIONS. Seller shall deliver the Property to Buyer at the time agreed in its present "as is" condition, except that Seller shall have right to remove from the Property anything which the Seller considers, in it's sole discretion, to be of value prior to closing or within ninety (90) days after closing. Seller makes no warranties except that to the best of Seller's knowledge without making any investigation, no Hazardous Substances exist as further defined in Section 20. By accepting the Property "as is", Buyer waives all claims against Seller for any defects in the Property.

      a. As Is Right of Inspection. Buyer may, at Buyer's expense and within Ninety (90) days from the Effective Date ("Inspection Period"), upon reasonable prior notice to Seller and in a manner that

      b. will not interfere with Seller's business conducted on the Property, conduct inspections, tests and investigations of the Property as Buyer deems necessary to determine suitability for Buyer's intended use, in Buyer's sole discretion. Seller shall grant reasonable access to the Property to Buyer, its agents, contractors and assigns for the purpose of conducting inspections provided, however, that all such persons enter the Property and conduct any inspections at their own risk. Buyer shall indemnify and hold Seller harmless from losses, damages, costs, claims, and expenses of any nature, including attorney's fees, and from liability to any person, arising from the inspection by Buyer or Buyers agents. Buyer may terminate this Agreement by written notice to Seller prior to expiration of the Inspection Period, for those conditions outlined in Sections 7 and 21 or prior to the end of the Inspection Period or Buyer may terminate this Agreement for any

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           reason whatsoever during the Inspection Period. If the Buyer terminates this Agreement prior to the end of the Inspection Period, the First Deposit described in Section 2 shall be returned to Buyer by the Escrow Agent after Buyer repairs all damages resulting from Buyer's inspections of the Property. If Buyer elects to terminate this Agreement during the Inspection Period or if Buyer elects to go to Closing pursuant to Paragraph 23 and this transaction does not close for any reason, in either event, Buyer shall, at Buyer's expense, repair all damages to the Property resulting from the inspections and return the Property to its present condition prior to the return of the First Deposit or the Second Deposit as applicable.

      c. Buyer shall have one hundred twenty (120) calendar days from the end of the Inspection Period to obtain all government approvals required to develop the Property for Buyer's intended use "Approval Period".

8.   (INTENTIONALLY LEFT BLANK)

9.   (INTENTIONALLY LEFT BLANK)

10.   DEFAULT.

      (a) Default By Seller. In the event that Seller should fail to consummate the transaction contemplated herein for any reason, except Buyer's default, Buyer, as Buyer's sole remedies; (i) may enforce a specific performance of this Agreement; or (ii) terminate this Agreement and the Deposit or Deposits shall be immediately returned to Buyer.

      (b)  Default of Buyer.   In the  event that Buyer  should fail to
           consummate the transaction contemplated herein for any reason, except default by Seller or the failure of Seller to satisfy any of the conditions to Buyer's obligations, as set forth in this Agreement, the Deposit or Deposits and extension payments, if any, shall be delivered to Seller, such sum being agreed upon as liquidated damages for the failure of Buyer to perform the duties and obligations imposed upon it by the terms and provisions of this Agreement and because of the difficulty, inconvenience and uncertainty of ascertaining actual damages.

11. ATTORNEY'S FEES, ETC. Should either party employ an attorney or attorneys to enforce any of the provisions hereof, or to protect its interest in any matter arising under this Agreement or to recover damages for the breach of this Agreement, the party prevailing is entitled to receive from the other party all reasonable costs, charges and expenses, including attorney's fees, expert witness fees, appeal fees, and the cost of paraprofessional working under the supervision of an attorney, expended or incurred in connection therewith whether resolved by out-of-court settlement, arbitration, pre-trial settlement, trial or appellate proceedings

12. BROKERAGE COMMISSIONS. Each Party represents to the other that no brokers other than Hogan Burt and Extreme Development Corporation have been involved in this transaction. Seller agrees to pay each broker named herein, a real estate commission of One Hundred Fifty Thousand Dollars ($150,000) and delivery of deed to Buyer and payment of total Purchase Price to Seller. It is agreed that the real estate commission shall be paid to the aforementioned brokers at Closing. It is agreed that each such party to this Agreement whose actions or alleged actions or commitments form the basis of any such claim, other than the broker specified above, agrees to indemnify and hold harmless the other party to this Agreement from and against any and all such claims or demands with respect to any brokerage fees or agents' commissions or other compensation asserted by any person, firm, or corporation in connection with this Agreement or the transaction contemplated hereby.

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13.  ASSIGNABILITY.  Upon written  approval of the Seller, Buyer shall have the right and authority to assign, in whole or in part, this Agreement and all of its rights hereunder to any entity and such assignee shall be entitled to all of the rights and powers or Buyer hereunder. Upon any such assignment, such assignee shall succeed to all of the rights and assume all obligations of Buyer hereunder and shall for all purposes hereof, be substituted as and be deemed the Buyer hereunder.

14. NOTICES. Any notices to be given or to be served upon any party hereto, in connection with this Agreement, must be in writing, and may be given by either certified mail or a nationally recognized overrnight delivery service such as Federal Express or Purolator and shall be deemed to have been given and received when a letter containing such notice, properly addressed, with postage prepaid is deposited in either the United States Mail or delivered to such overnight delivery service; and if given otherwise than by certified mail or overnight delivery service, it shall be deemed to have been given when delivered to and received by the party to whom it is addressed. Such notices shall be given to the parties hereto at the following addresses:

FOR SELLER:                        FOR BUYER:

Florida Gaming Centers, Inc.       Monroe's Prestige Group, Inc.
3500 N.W. 37th Ave.                28050 U.S. 19 North Suite 208
Miami, Florida  33142              Clearwater, Florida  33761

Attn:  Mr. W. Bennett Collett      Attn:  Mr. Charles H. Monroe III

With a copy to:                    Extreme Development Corporation
Brown, Todd & Heyburn              550 N. Reo Street Suite 300
400 W. Market St., #3200           Tampa, Florida  33607
Louisville, KY  40202
Attn:  Marshall P. Eldred          Attn:  Mr. Kenneth I. Morin

Any parties hereto may, at any time by giving five (5) calendar days written notice to the other party hereto, designate any other address in substitution of the foregoing address to which such notice shall be given and other parties to whom copies of all notices hereunder shall be sent.

15. ENTIRE AGREEMENT; MODIFICATION. This Agreement embodies and constitutes the entire understanding among the parties with respect to the transaction contemplated herein. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived modified, amended, discharged, or terminated except by any instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in such instrument.

16. APPLICABLE LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida. Venue for this transaction shall be deemed to be Hillsborough County, Florida.

17. SOLE LIABILITY. Escrow Agent assumes no liability under this Agreement except that of a stakeholder. If there is any dispute as to whether Escrow Agent is obligated to deliver the escrow monies, or as to whom that sum is to be delivered, Escrow Agent shall not be obligated to make any delivery of the sum, but in such event may hold the sum until receipt by Escrow Agent of an authorization in writing signed by all the persons having an interest in such dispute, directing the

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     disposition of the sum, or in the absence of such determination of the rights of the parties in an appropriate proceeding. If such written authorization is not given, or if proceedings for such determination are not begun and diligently continued, Escrow Agent may, but is not required to , bring an appropriate action or proceeding to deliver the Deposit to the registry of court of competent jurisdiction pending such determination. Upon making delivery of the monies in the manner provided for in this Agreement, Escrow Agent shall have no further liability in this matter.

18. LEGAL ACTION. In the event a dispute arises between Seller and Buyer sufficient in the discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction, all money or property in its possession under this Agreement as Escrow Agent after deducting therefrom all costs and expenses, including a reasonable amount for attorney's fees as defined in Section 11, incurred by Escrow Agent in connection with any legal action taken by Escrow Agent, in such capacity, hereunder. Buyer acknowledges that Escrow Agent is the law firm which has represented Seller in connection with this transaction and Buyer consents to such continued representation relative to this Agreement, the transaction contemplated hereby, or matters related to any of the foregoing.

19. CONFIRMATION OF DEPOSIT. Escrow Agent has executed this Agreement at the bottom hereof to confirm that Escrow Agent is holding (drafts are subject to collection) and will hold the Deposit in escrow, pursuant to the provisions of this Agreement, and shall immediately place the Deposit in an interest bearing savings account insured by either the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation.

20. HAZARDOUS SUBSTANCES. The term "Hazardous Substances:, as used in this Agreement shall include, without limitation, flammables, explosives, radioactive materials, asbestos, polychlorinated bipheyls (PCB'S), chemicals known to cause cancer or reproductive toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, petroleum and petroleum products, and substances declared to be hazardous or toxic under any law or regulation now in effect.

21. CONDITIONS PRECEDENT. Notwithstanding anything contained in the Agreement to the contrary, in addition to all rights granted to Buyer during the inspection Period as further described in Section 7.a, this Agreement is contingent upon the following items being satisfactory to Buyer, in Buyer's sole discretion, during the ninety (90) day Inspection Period.

     a. All environmental inspections and satisfactory resolution with the City of Tampa relating to the environmental clean up and remediation of the Property.

     b. All civil engineering and associated site development costs required for Buyer's intended use.

     c. Confirmation of zoning or rezoning of the property (as the case may be) for Buyer's intended use.

     d. Financing satisfactory to Buyer for Buyer's intended use of the property.

     e.   Exceptions noted in Ticor Titile Insurance Company Policy
          No. 10 5132 106 00000016 - Schedule B Exceptions #30 through #34.

If Buyer has not notified Seller, in writing, before the end of the sixty day Inspection Period of the failure of any conditions precedent, they shall be waived by Buyer.

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22.  CONFIDENTIALITY PROVISION.   All information contained in this Agreement
     shall be on a strict "need to know" basis and shall not be disseminated to any parties outside of this Agreement for any reason whatsoever. The parties agree however, that in order for Buyer to perform its due diligence effectively, Buyer shall need to contact prospective users for the Property and conduct meetings with the City of Tampa regarding environmental issues relating to the Property. To that extent, Buyer shall use all commercially reasonable efforts to ensure that all parties act in a confidential manner, but can not enforce the provisions of this contract on any third party. Under no circumstances shall Buyer or any of Buyer's Agents contact any employee of Seller except Mr. W. Bennett Collett.

23. FIRST EARNEST MONEY DEPOSIT. Notwithstanding anything contained in this Agreement to the contrary, the Buyer shall on or before the 91st day from the Effective Date, make an election in writing, to Seller, to either terminate this Agreement or to proceed to Closing. If Buyer elects to proceed to Closing, the conditions precedent listed in Paragraph 21 shall be deemed to be satisfied or waived by Buyer and the First Deposit of $100,000 shall be paid to Seller immediately, shall be non-refundable, but shall be credited to the Purchase Price at Closing. If Seller elects to terminate this Agreement, on or before the 91st day, then in that event, the First Deposit of $100,000 plus interest, shall be immediately returned to the Buyer by Escrow Agent upon the completion of any repair or damage to the Property, if any, resulting from the inspections during the Inspection Period.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year written below, provided, however, that for the purpose of determining the "Effective Date", as used in this Agreement, such date shall be the last date that either Seller or Buyer hereto executes this Agreement.

BUYER:

MONROE'S PRESTIGE GROUP, INC.


BY: /s/ Charles H. Monroe
    --------------------------------
    Charles H. Monroe, III
    President

Date:    1/8/98
       -----------------------------

SELLER:

FLORIDA GAMING CENTERS, INC.


By:  /s/ W. Bennett Collett
     -------------------------------
     W. Bennett Collett
     Chairman and CEO


Date:    January 7, 1998
       -----------------------------



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ESCROW AGENT

The undersigned hereby acknowledges receipt of the sum of $100,000 from Buyer as the First Deposit under this Agreement and agrees to serve as Escrow Agent hereunder and to perform his or her duties in accordance with the terms hereof.


By: /s/ James Staack, President
    -----------------------------
        Staack and Klemm, P.A.


Date:  1/13/98
       ---------------------------






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